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                                                                    EXHIBIT 20.1



QUEPASA.COM HIRES NEW CHIEF FINANCIAL OFFICER; COMPANY ALSO ADDS VICE PRESIDENTS
                OF MARKETING AND SALES, AND BUSINESS DEVELOPMENT

                 BusinessWire, Monday, August 09, 1999 at 14:15

     PHOENIX--(BUSINESS WIRE)--August 9, 1999--Quepasa.com (NASDAQ:PASA), the premier online community for US Hispanics, announced today that it has hired Allen Dunaway as its new Treasurer and Chief Financial Officer. The company also announced that Barbara Sargenti has joined as Vice President of Marketing and Sales, and Robert Weinstein has come aboard as Vice President of Business Development.

     "We are extremely pleased to announce these new additions to our team," said Gary L. Trujillo, chairman and CEO of quepasa.com. "Quepasa.com is committed to offering the premier online community for US Hispanics, and this new team adds more than 50 years of experience to help drive that mission."

     In addition to serving as Chief Financial Officer, Dunaway will also be Senior Vice President of Finance and Accounting. Prior to joining quepasa.com, Mr. Dunaway was Chief Financial Officer of Orthologic Corp., a leading high-technology orthopedic device manufacturer based in Phoenix, AZ. He started his career as a senior accountant at the Big Five accounting firm KPMG Peat Marwick.

     Trujillo added that Juan Galan, the company's former Chief Financial Officer, who was involved in the recruiting process, will now be the Vice President of Finance and Accounting and Controller. He was also named Vice President of Human Resources and will maintain the titles of Assistant Treasurer and Assistant Secretary.

     As Vice President of Marketing and Sales, Barbara Sargenti will be responsible for overseeing external marketing, advertising, and sales strategy and planning for quepasa.com. Before joining quepasa.com, Ms. Sargenti was Vice President of Marketing and Business Development for Jotter Technologies. During her career, Ms. Sargenti also worked in senior management positions for IBM, America Online and Prodigy.

     As Vice President of Business Development, Mr. Weinstein will be responsible for developing alliances with content and distribution providers as well as third party technology providers. Before joining quepasa.com, Mr. Weinstein was Director of Business Development for Arthur Andersen's Knowledgespace.com. Prior to that role, he was Director of Business Development for Arthur Andersen's Virtual Learning Network (www.vln.com).


About quepasa.com

     Quepasa.com provides the rapidly growing U.S. Hispanic market with information and interactive content available in both Spanish and English.

     The site was founded in 1998 and includes a search engine, free e-mail, free Web pages, Spanish-language news feeds, worldwide weather information, chat rooms, games, maps, and message boards. Over the past six months, quepasa.com has experienced a 133% compound monthly growth rate in page views. Quepasa.com has entered into strategic partnerships with leading providers of media, content and technology including: Hispanic Business Magazine, Miami Herald Online, Reuters NewMedia, Inc., Telemundo Network Group, Fox Sports World Espanol, WeatherLabs, Inc., Inktomi, GTE Internetworking and Exodus Communications.

     CONTACT: Quepasa.com
     Michele Vahsen, 602/716-0100 ext. 259
     mvahsen@quepasa.com
     or
     PepperCom
     Lane Buschel, 212/931-6130
     lbuschel@peppercom.com